12028283

No Act
PE 12/11/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Margaret S. Lam
Alcoa Inc.
margaret.lam@alcoa.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-21-2012

Re: Alcoa Inc.
Incoming letter dated December 11, 2012

Dear Ms. Lam:

This is in response to your letter dated December 11, 2012 concerning the shareholder proposal submitted to Alcoa by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated December 11, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Alcoa may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Alcoa to amend Alcoa's organizational documents to allow shareholders who have continuously held in the aggregate a net long position of at least 25% of Alcoa's outstanding common stock for at least one year to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Alcoa directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Alcoa omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ALCOA

Alcoa

390 Park Avenue
New York, NY 10022-4608 USA
Tel: 1 212 836 2874
Fax: 1 212 836 2807
margaret.lam@alcoa.com

Margaret Lam
Counsel

December 11, 2012

Via E-Mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alcoa Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal of Kenneth Steiner

Dear Ladies and Gentlemen:

Alcoa Inc., a Pennsylvania corporation ("Alcoa"), is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") that Alcoa intends to exclude from its proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 annual meeting of shareholders (the "2013 Annual Meeting") a shareholder proposal and supporting statement (together, the "2013 Proposal") received from Kenneth Steiner, acting through John Chevedden (together, the "Proponent"), for the reasons described below. Alcoa respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against Alcoa if it omits the 2013 Proposal from the 2013 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) ("SLB 14D"), Alcoa is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. As notice of Alcoa's intention to exclude the 2013 Proposal from the 2013 Proxy Materials, a copy of this letter and its attachments is also being sent to the Proponent. In addition, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the 2013 Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Alcoa pursuant to Rule 14a-8(k) and SLB 14D. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Alcoa intends to file its definitive 2013 Proxy Materials with the Commission.

THE 2013 PROPOSAL

The 2013 Proposal requests that Alcoa's Board of Directors adopt a special shareholder meeting right. Specifically, the 2013 Proposal states:

> "RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting."

A copy of the 2013 Proposal and supporting statement, as well as any related correspondence from the Proponent, is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2013 Proposal may be excluded from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by Alcoa to shareholders at the same meeting.

ANALYSIS

The 2013 Proposal May be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with Alcoa's Proposal to be Submitted to Shareholders at the 2013 Annual Meeting.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting[.]" In amending Rule l4a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Rel. No. 34-40018, at n. 27 (May 21, 1998).

Background

The 2013 Proposal seeks to permit shareholders of 10% of Alcoa's common stock to have the power to call a special shareholder meeting. Currently, neither Alcoa's Articles of Incorporation nor its By-Laws permit shareholders to call a special meeting of shareholders. In light of evolving practices concerning the ability of shareholders to call special meetings, Alcoa's Board of Directors intends to submit a company proposal at the 2013 Annual Meeting asking Alcoa's shareholders to approve amendments to Alcoa's organizational documents that would, if adopted, allow shareholders who hold in the aggregate at least 25% of the outstanding shares of Alcoa's common stock, and who have held that amount as a net long position continuously for at least one year, the right to call a special meeting of shareholders (the "Company Proposal").

Discussion

The Staff has consistently taken the position that when a company-sponsored proposal and a shareholder proposal present alternative and conflicting decisions for shareholders and submitting both proposals to a vote of shareholders could cause inconsistent and ambiguous results, the shareholder proposal may be properly excluded under Rule 14a-8(i)(9).

On this basis, the Staff has previously permitted exclusion of shareholder proposals under circumstances similar to those presented in this letter. For example, in *Biogen Idec Inc.* (March 13, 2012), the Staff concurred with the exclusion of a shareholder proposal seeking to allow shareholders holding not less than one-tenth of the voting power of the company the right to call a special meeting of shareholders, where the company represented that it intended to include in its proxy statement a company-sponsored proposal to allow holders of a net long position of at least 25% in the aggregate of the company's outstanding common stock for at least one year the right to call a special meeting of shareholders.

Similarly, in *Flowserve Corporation* (January 31, 2012), the Staff also concurred with the exclusion of a shareholder proposal that would have allowed shareholders holding not less than one-tenth of the voting power of the company the right to call a special meeting of shareholders, where the company represented that it intended to include in its proxy statement a company-sponsored proposal to allow holders who have continuously held in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year the right to call a special meeting of shareholders.

The *Biogen Idec Inc.* and *Flowserve Corporation* letters are among many other cases in which the Staff permitted exclusion of a shareholder proposal regarding shareholders' right to call a special meeting even though the conflicting company proposal called for a higher ownership threshold as a predicate for exercising the right. The Staff's position in each of these cases reflected the concern underlying Rule 14a-8(i)(9) that submitting both proposals to a vote could be confusing to shareholders and lead to inconsistent and ambiguous results that would not provide the companies in question with clear guidance. *See, e.g., McDonald's Corporation* (February 1, 2012) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws and each appropriate governing document to enable shareholders holding not less than one-tenth of the voting power of the corporation the power to call a special shareholder meeting when a company proposal would require shareholders to hold a net long position of at least 25% of the company's outstanding shares of common stock to call such meetings); *Cummins Inc.* (January 24, 2012, *recon. denied* February 17, 2012) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock the power to call a special shareholder meeting when a company proposal would require shareholders to hold, in the aggregate, at least 25% of the company's outstanding stock on a net long basis to call such meetings); *eBay Inc.* (January 13, 2012) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock the power to call a special shareholder meeting when a company proposal would require shareholders of record of at least 25% of the voting power of all outstanding shares of capital stock of the company to call such meetings).

As in the no-action letters cited above, the Company Proposal and the 2013 Proposal are directly conflicting because the Company Proposal and the 2013 Proposal differ in the threshold percentage of share ownership to call a special shareholder meeting. Including both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for Alcoa's shareholders. Specifically, the Company Proposal would require requesting holders to have continuously owned for at least one year an aggregate net long position of at least 25% of the outstanding shares of Alcoa's common stock, while the 2013 Proposal would have a 10% ownership threshold. Submitting both proposals to shareholders at the 2013 Annual Meeting would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Based on the foregoing, Alcoa respectfully requests that the Staff concur that it will take no action if Alcoa excludes the 2013 Proposal from its 2013 Proxy Materials.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 390 Park Avenue, New York, NY 10022 (telephone 212-836-2874; fax 212-836-2807; email margaret.lam@alcoa.com), and thank you for your consideration.

Very truly yours,

Margaret S. Lam
Counsel

Attachments

cc: Mr. Kenneth Steiner (with attachments)
John Chevedden (with attachments)

EXHIBIT A

Lam, Margaret

From: Hart, Brenda A.
Sent: Thursday, November 15, 2012 7:22 AM
To: Lam, Margaret; Darciuc Parroco, Catherine F.
Subject: Fw: Rule 14a-8 Proposal (AA)``
Attachments: CCE00016.pdf

From: Strauss, Audrey
Sent: Thursday, November 15, 2012 07:20 AM
To: Hart, Brenda A.
Subject: Fw: Rule 14a-8 Proposal (AA)``

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 14, 2012 08:48 PM
To: Strauss, Audrey
Subject: Rule 14a-8 Proposal (AA)``

Dear Ms. Strauss,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Klaus-Christian Kleinfeld
Chairman of the Board
Alcoa Inc. (AA)
390 Park Ave
New York NY 10022
Phone: 212 836-2674
FX: 212-836-2807

Dear Mr. Kleinfeld,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Audrey Strauss <audrey.strauss@alcoa.com>
Corporate Secretary

[AA: Rule 14a-8 Proposal, November 14, 2012]

4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding our executive pay – $14 million for CEO Klau Kleinfeld. GMI said long-term incentive pay for our highest paid executives consisted of performance-based restricted share units and market-priced stock options that simply vest over time. All equity pay given as a long-term incentive should include performance-vesting requirements. Also, market-priced stock options could give rewards due to a rising market alone, regardless of an executive's performance. Our one-year performance periods could undermine the intent of long-term incentive pay. Mr. Kleinfeld also had a potential $24 million entitlement for a change in control.

Patricia Russo, Kathryn Fuller and Stanley O'Neal showed amazing stamina in holding on to 5 of the 13 seats on our most important board committees after getting our highest negative votes – up to 25% negative.

The simple majority vote topic won 74%-support at our 2009 annual meeting and 95% support at our 2011 annual meeting. However our overwhelming 95%-support did not equal our archaic rule for an 80%-vote of all shares outstanding. One could say that our management sabotaged the 2011 proposal on the simple majority vote topic. Our management spent our money to send out a 2011 special advertisements urging us to support their executive pay. This special advertisement could have easily included a few words asking shareholders to support the simple majority vote topic – but it blatantly did not. Thus it may not come as a surprise that our corporate governance committees was led by Judith Gueron. Ms. Gueron's 24-years tenure may erode her independence which is so priceless to have in a director.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Special Shareowner Meeting Right – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Alcoa

390 Park Avenue
New York, NY 10022-4608 USA

November 20, 2012

VIA E-MAIL AND OVERNIGHT MAIL
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Alcoa Inc. (the "Company"), which received on November 14, 2012 the shareholder proposal you submitted on behalf of Kenneth Steiner entitled "Special Shareowner Meeting Right" (the "Proposal") for consideration at the Company's 2013 Annual Meeting of Shareholders. The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to Mr. Steiner's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that for the one-year period preceding and including November 14, 2012, the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares; or

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Alcoa Inc., 390 Park Avenue, New York, NY 10022-4608. Alternatively, you may transmit any response by facsimile to me at (212) 836-2807.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Margaret S. Lam
Counsel

cc:Kenneth Steiner

Enclosure

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of November 16, 2012

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (I)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (I)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21 (b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Lam, Margaret

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 30, 2012 5:01 PM
To: Lam, Margaret
Cc: Strauss, Audrey
Subject: Rule 14a-8 Proposal (AA) tdt
Attachments: CCE00017.pdf

Dear Ms. Lam,
Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know by Monday whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner

TD Ameritrade

Post-it® Fax Note 7671	Date 11-30-12	# of pages ▶
To Margaret Lan	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-836-2807	Fax #	

November 27, 2012

Kenneth Steiner
14 Stoner Avenue - Apt 2M
Great Neck, NY 11021-2100

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to inform you that, in in the TD Ameritrade clearing, Inc DTC #0188; account ending Memor you have continuously held no less than 9,700 shares of AA – ALCOA INC, 600 shares of BAX – BAXTER INTERNATIONAL INC, and 3,058 shares of IP – INTERNATIONAL PAPER CO, and 2,100 shares of PEP – PEPSICO INC, since October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12